UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL’S BELORETSK METALLURGICAL PLANT REPAID LOAN

TO RUSSIA’S INDUSTRIAL DEVELOPMENT FUND

Beloretsk, Russia – August 04, 2021 – Mechel PAO (NYSE: MTL, MOEX: MTLR), a leading Russian mining and metals company, reports that Mechel Group’s Beloretsk Metallurgical Plant has discharged all obligations to Russia’s Industrial Development Fund in regards to a target loan for production of multi-strand wire ropes.

Beloretsk Metallurgical Plant received the 255.3-million-ruble loan in 2016 for five years. It accounted for half of the total cost of setting up production of steel multi-strand ropes for industrial equipment, bridge construction and shipbuilding. The plant contributed the other half.

The plant used the Industrial Development Fund’s loan to acquire new rope production and polymer coating lines. The facility was launched in 2018. It enabled the plant to produce multi-strand ropes with 6 to 12 strands, 22 to 90 mm in diameter, including those with polymer coating. Before, Russia had no facility technologically capable of producing 12-strand ropes and ropes more than 70 mm in diameter.

The project is also unique in the polymer coating composition, as Russia did not have a ready formula for it before then. The plant’s experts joined forces with research institutes to develop an authentic polymer coating composition. Plastic coating protects ropes from wear, dynamic stress, aggressive environment and climatic hazard. This helps the rope’s users to reduce excavator and other equipment downtime, cut maintenance and repair costs, improve overall machine efficiency.

Today Beloretsk Metallurgical Plant’s products successfully substitute imported analogues on the Russian market. The plant’s ropes are used in cargo lifting machines, load-bearing members of hanging bridges, coal and mining industry, oil and gas facilities, fishing and maritime traffic.

“We have fully met all the obligations we assumed regarding the target loan and we are grateful to the Industrial Development Fund that provided financing for Beloretsk Metallurgical Plant’s promising import-substituting project. The products that the plant began manufacturing thanks to the new equipment, are now highly in demand from Russian industrial companies and help reduce their dependence on foreign spare parts. As such, the project serves not only the plant’s development, but also Russian economy as a whole,” Mechel PAO’s Chief Executive Officer Oleg Korzhov commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 4, 2021

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